11016572

N.a. 4/8

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

SEC MAIL PROCESSING SECTION RECEIVED APR 06 2011 WASH, D.C. 211

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48712

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sequoia Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3301 Chimney Lane NE
(No. and Street)

Roswell	Georgia	30075
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

~~Robert Calamunci 732-536-4646~~
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosenberg Rich Baker Berman & Company
(Name – *if individual, state last, first, middle name*)

265 Davidson Avenue, Suite 210 Somerset, NJ 08873

(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/8

OATH OR AFFIRMATION

I, Robert Calamunci, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sequoia Investments, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature 4/5/11

Chief Financial Officer
Title

Notary Public 4/5/11

RAFAEL L. MARTE
Notary Public, State of New York
No. 01MA6026293
Qualified in Bronx County
Commission Expires: June 14, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sequoia Investments, Inc.
Financial Statements and Supplementary Information
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
Year Ended December 31, 2010

Sequoia Investments, Inc.
Index to the Financial Statements
December 31, 2010

Page

RRBB

Rosenberg Rich Baker Berman & Company
A Professional Association of Certified Public Accountants
265 Davidson Avenue, Suite 210, Somerset, NJ 08873-4120
P: 908-231-1000 F: 908-231-6894 www.rrbb.com

Carl S. Schwartz, CPA*
David N. Roth, CPA
Steven J. Truppo, CPA
Leonard M. Friedman, CPA◆■
Gary A. Sherman, CPA
Robert S. Quick, CPA
Pamela Bezner Ali, CPA
Marsha L. Baldinger, CPA●■
Howard B. Condo, CPA

Alvin P. Levine, CPA
Daniel M. Brooks, CPA

◆Accredited in Business Valuation
■Certified Business Appraiser
●Certified Financial Planner ®
*Registered Investment Adviser

Other Office:

111 Dunnell Road, Suite 100
Maplewood, NJ 07040
973-763-6363
973-763-4430 FAX

Report of Independent Registered Public Accounting Firm

To the Stockholders of
Sequoia Investments, Inc.

We have audited the accompanying statement of financial condition of Sequoia Investments, Inc. as of December 31, 2010 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sequoia Investments, Inc. as of December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rosenberg Rich Baker Berman & Company

Somerset, New Jersey
April 5, 2011

Sequoia Investments, Inc.
Statement of Financial Condition
December 31, 2010

Assets		
Cash	$	32
Securities owned, at market value		59,517
Deposit with clearing agent		173,196
Prepaid expenses		4,537
Total Assets		237,282
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable and accrued expenses		20,715
Due to clearing broker		78,876
Total Liabilities		99,591
Commitments and Contingencies		-
Stockholders' Equity		
Common stock - no par value; 100,000 shares authorized; 2,400 shares issued and outstanding		24,000
Additional paid-in-capital		94,641
Retained earnings		19,050
Total Stockholders' Equity		137,691
Total Liabilities and Stockholders' Equity	$	237,282

See accompanying notes to the financial statements.

Sequoia Investments, Inc.
Statement of Operations
Year Ended December 31, 2010

Revenues	
Commissions	$ 571,900
Trading income	14,833
Interest income	13,587
Total revenues	600,320
Operating Expenses	
Clearing and related costs	56,678
Bank service charges	837
Professional fees	34,036
Commissions	108,974
Bad debt expense	12,982
License and registration fees	4,036
Publications	1,189
Quotes and research	790
Insurance	12,468
Travel and entertainment	500
Telephone	4,714
Office expense	15,705
Total Operating Expenses	252,909
Net Income	$ 347,411

See accompanying notes to the financial statements.

Sequoia Investments, Inc.
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2010

	Common Stock		Additional Paid-In	Retained	Total Stockholders'
	Shares	Amount	Capital	Earnings	Equity
Balance, January 1, 2010	2,400	$ 24,000	$ 642,084	$ (328,361)	$ 337,723
Stockholder distributions	-	-	(547,443)	-	(547,443)
Net income	-	-	-	347,411	347,411
Balance, December 31, 2010	2,400	$ 24,000	$ 94,641	$ 19,050	$ 137,691

See accompanying notes to the financial statements.

Sequoia Investments, Inc.
Statement of Cash Flows
Year Ended December 31, 2010

Cash Flows From Operating Activities	
Net Income	$ 347,411
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
(Increases) decreases in assets	
Securities owned	13,340
Deposit with clearing broker	(62,841)
Due from broker	1,464
Other receivables	12,982
Prepaid expenses	(4,537)
Increases (decreases) in liabilities	
Accounts payable and accrued expenses	210
Due to clearing broker	21,878
Net Cash Provided by Operating Activities	329,907
Cash Flows From Financing Activities	
Payments of stockholder distributions	(329,875)
Net Cash Used in Financing Activities	(329,875)
Net Increase in Cash	32
Cash, Beginning of Year	-
Cash, End of Year	$ 32
SUPPLEMENTAL CASH FLOW INFORMATION	
Interest paid	$ -
NON-CASH FINANCING & INVESTING ACTIVITIES	
Reclassification of prior year's stockholder loan to distributions	$ 217,568

See accompanying notes to the financial statements.

NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of the Business

Sequoia Investments, Inc. (the Company) is a Registered Broker Dealer in securities under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company has an agreement with a clearing broker to clear securities transactions, carry customer's accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of the Securities and Exchange Commission (SEC) Rule 15c3-3(k)(2)(ii). The Company's registration as a broker-dealer with the SEC and FINRA became effective May 23, 1996. The Company is headquartered in Roswell, Georgia and is licensed to do business in fourteen states.

Basis of Accounting

The Company employs the accrual method of accounting for financial reporting purposes.

Cash and Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

Estimates and Uncertainties

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results, as determined at a later date, could differ from those estimates.

Securities Transactions, Commissions and Revenue Recognition

Customer securities transactions are recorded on a settlement date basis with related commission income and expenses also recorded on a settlement date basis.

Securities transactions of the Company are recorded on a trade date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation or, if such price is not available, at the bid price for securities owned and the ask price for securities sold but not yet purchased at the close of business.

Fair Value Measurements

United States generally accepted accounting principles (GAAP) requires certain financial assets and liabilities to be measured at fair value. GAAP defines fair value, provides guidance for measuring fair value, requires certain disclosures and discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow) and the cost approach (cost to replace the service capacity of an asset or replacement cost). GAAP also provides for a fair value hierarchy that prioritizes the inputs of valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurements (Continued)

Level 3: Unobservable inputs that reflect management's own assumptions.

Income Taxes

The Company is not a taxpaying entity for income tax purposes and, accordingly, no provision for income taxes has been recorded in the financial statements. Taxable income of the Company is passed through to its stockholders and reported on the individuals' income tax returns.

Subsequent Events Evaluation Date

The Company evaluated the events and transactions subsequent to its December 31, 2010 balance sheet date and, in accordance with FASB ASC 855-10-50, "Subsequent Events," determined there were no significant events to report through April 5, 2011 which is the date the financial statements were available to be issued.

CONCENTRATIONS OF BUSINESS AND CREDIT RISK

The Company maintains its cash balances at one financial institution. At times throughout the year, the Company may maintain balances in excess of FDIC insured limits.

CLEARING AGREEMENT

In accordance with the Agreement, all of the Company's property held by the clearing broker including, but not limited to, securities, deposits, monies and receivables are used as collateral to secure the Company's liabilities and obligations to the broker. The Company typically maintains, as collateral against losses due to potential nonperformance by its customers, deposits to cover its inventory and outstanding customer positions.

DEPOSIT WITH CLEARING BROKER

The Company maintains a deposit in cash with its clearing broker, for which the minimum balance required as of December 31, 2010 is $173,196.

SECURITIES OWNED

Marketable securities owned consist of trading debt securities recorded at market value. As of December 31, 2010, marketable securities were comprised of state and municipal obligations. These securities are classified as Level 2.

FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company may execute, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counter parties in the above situations. The Company's policy is to monitor its market exposure and counter party risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counter party and customer with which it conducts business.

DUE TO BROKER

The amounts due to broker are comprised of balances the Company owes to its clearing broker for transactions previously consummated.

DUE FROM STOCKHOLDER

Outstanding balances due from stockholder to the Company are unsecured, non-interest bearing advances to the Company's President. As of December 31, 2010, all amounts due from stockholder were distributed to the stockholder.

RISKS AND UNCERTAINTIES

The Company invests in certain securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the balance sheet.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $95,821, which was $45,821 in excess of its required net capital. The Company's net capital ratio was .22 to 1.

Under the provisions of Rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers and is not subject to certain other requirements of the Customer Protection Rule.

Sequoia Investments, Inc.
Supplementary Information
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
December 31, 2010

NET CAPITAL	
Total Members' Equity	$ 137,691
Deductions and/or Charges:	
Non-Allowable Assets:	
Prepaid expenses	4,537
Total Non-Allowable Assets	4,537
Tentative Net Capital	133,154
Less: Haircuts	37,333
Net Capital	$ 95,821
AGGREGATE INDEBTEDNESS	$ 20,715
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 1,381
Minimum dollar net capital requirement	$ 50,000
Excess Net Capital at 1,500 percent	$ 45,821
Excess Net Capital at 1,000 percent	$ 93,750
Ratio of Aggregate Indebtedness to Net Capital	.22 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
(included in Part IIA of Form X-17a-5(a) as of December 31, 2010)	
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 183,698
Net audit adjustments - bad debt write-off, accruals	(87,877)
Net capital per above	$ 95,821

See independent auditor's report.

Sequoia Investments, Inc.
Supplementary Information
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2010

The Company claims an exemption from the reserve requirement under paragraph (k)(2)(ii) of Rule 15c3-3.

See independent auditor's report.

RRBB

Rosenberg Rich Baker Berman & Company
A Professional Association of Certified Public Accountants
265 Davidson Avenue, Suite 210, Somerset, NJ 08873-4120
P: 908-231-1000 F: 908-231-6894 www.rrbb.com

Carl S. Schwartz, CPA*
David N. Roth, CPA
Steven J. Truppo, CPA
Leonard M. Friedman, CPA◆■
Gary A. Sherman, CPA
Robert S. Quick, CPA
Pamela Bezner Ali, CPA
Marsha L. Baldinger, CPA●■
Howard B. Condo, CPA

Alvin P. Levine, CPA
Daniel M. Brooks, CPA

◆Accredited in Business Valuation
■Certified Business Appraiser
●Certified Financial Planner ®
*Registered Investment Adviser

Other Office:

111 Dunnell Road, Suite 100
Maplewood, NJ 07040
973-763-6363
973-763-4430 FAX

Report of Independent Registered Public Accounting Firm on Internal Control Structure

To the Stockholders of
Sequoia Investments, Inc.

In planning and performing our audit of the financial statements of Sequoia Investments, Inc. as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Sequoia Investments, Inc. including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. The Company introduces and forwards as a broker all transactions and accounts of customers to clearing brokers who carry such accounts on a fully disclosed basis; the Company handles no funds or securities of such customers. The Company effects transactions in securities for its own account through the clearing broker. Due to the nature of its business, the Company is exempt from rule 15c3-3 and various other SEC Rules and Regulations. Accordingly, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. At December 31, 2010, the Company was in compliance with the conditions of its exemption from rule 15c3-3 and no facts came to our attention during our audit that indicated that such conditions had not been complied with during the year under review.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to above. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to above and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with

RRBB

reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rosenberg Rich Baker Berman & Company

Somerset, New Jersey
April 5, 2011